John P. Yung 2020 West El Camino Avenue, Suite 700 Sacramento, California 95833 John.Yung@lewisbrisbois.com Direct: 916.646.8288

June 8, 2023

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Crypto Assets 100 F Street NE Washington, DC 20549

Re:	Mega Matrix Corp.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 31, 2023
File No. 001-13387

Dear Sir/Madam:

We would like to acknowledge receipt of the comment letter dated May 25, 2023, with respect to the above referenced filing (the “Comment Letter”).

Pursuant to a telephone call with Mr. David Irving of the Staff on June 7, 2023, this is to confirm that Mega Matrix Corp. (the “Company”) will fully respond to the Comment Letter upon clearing of the comment letter sent to MarsProtocol Inc. dated May 24, 2023, with respect to the registration statement on Form F-4 (No. 333-271349) (“Form F-4”), or in the event MarsProtocol Inc. abandons its redomicile from Delaware to the Cayman Islands as described in the Form F-4 (“Redomicile”), the Company will respond to the Comment Letter within ten (10) business days of abandoning the Redomicile.

If you have any questions or comments regarding the foregoing, please feel free to contact me at 916-646-8288.

Very truly yours,

/s/ John P. Yung

John P. Yung of
LEWIS BRISBOIS BISGAARD & SMITH llp

JPY:dh

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